UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007.

Commission File Number: 001-33113

e-Future Information Technology Inc.

(Translation of registrant’s name into English)

No. 10 Building

BUT Software Park

No. 1 Disheng North Street

BDA, Yizhuang District

Beijing 100176, People’s Republic of China

86-10-51650988

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

On March 13, 2007, e-Future Information Technology Inc. (the “Company”) entered into a convertible promissory note (the “Note”) with Capital Ventures International (“CVI”) in connection with a private placement previously disclosed by the Company on Forms 6-K filed March 15, 2007.

The Note contained a Make-Whole provision which guarantees the payment of the present value of the interest that, but for the applicable conversion or redemption, would have been paid to the Holder through the maturity date.

On October 3, 2007, the Company received conversion notices from CVI requesting conversion of, in the aggregate, $5,000,000 of the Note issued to CVI on March 13, 2007. Pursuant to the terms of the Note, the Company was required, by Tuesday, October 9, 2007, to pay CVI approximately $1.45 million under the Make-Whole provision of the Note and to issue 200,080 ordinary shares of the Company upon the conversion of $5,000,000 of the Note. In addition to recognizing the $1.45 million Make-Whole obligation payment as interest expense, the Company recognized the remaining unamortized discount relative to the $5,000,000 portion of the Note and the related loan costs as a one-time interest expense of $3.2 million.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

E-FUTURE INFORMATION TECHNOLOGY INC.
(Registrant)

Date: October 10, 2007	By:	/s/ Adam Yan
Adam Yan, Chairman and Chief Executive Officer